SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           Quest Resource Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    748349107
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Jerry D. Cash
                           Quest Resource Corporation
                          9520 N. May Avenue, Suite 300
                          Oklahoma City, Oklahoma 73120
                                  405-488-1304
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 30, 2005
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

--------------------------------------------------------------------------------
      CUSIP No. 748349107
--------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Jerry D. Cash
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a) / /
            (b) / /
--------------------------------------------------------------------------------
(3) SEC USE ONLY

--------------------------------------------------------------------------------
(4) SOURCE OF FUNDS (See Instructions):

            PF, OO
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): |_|
--------------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION:

            USA
--------------------------------------------------------------------------------
    NUMBER OF       (7)  SOLE VOTING POWER
     SHARES                 3,173,081
  BENEFICIALLY      (8)  SHARED VOTING POWER
    OWNED BY                0
      EACH          (9)  SOLE DISPOSITIVE POWER
   REPORTING                3,173,081
    PERSON          (10) SHARED DISPOSITIVE POWER
     WITH                   0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            3,173,581
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): |X|
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (11):

            18.7%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions):

            IN
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     Quest Resource Corporation (the "Corporation"), Douglas L. Lamb and Jerry
D. Cash are parties to that certain Voting Agreement for Shares of Stock of Quest Resource Corporation, dated as of November 7, 2002 (the "Voting Agreement"). Messrs. Lamb and Cash, together with Ms. Marsha K. Lamb, Crown Properties, LC, STP Cherokee, Inc., Mr. James B. Kite, Jr. and Boothbay Royalty Company, filed a Schedule 13D filed with the Securities and Exchange Commission ("SEC") on November 18, 2002, as amended by that certain Amendment No. 1 to
Schedule 13D filed with the SEC on January 23, 2003, that certain Amendment No. 2 to Schedule 13D filed with the SEC on April 10, 2003, that certain Amendment No. 3 to Schedule 13D filed with the SEC on February 19, 2004, that certain Amendment No. 4 to Schedule 13D filed with the SEC on January 27, 2005, and that certain Amendment No. 5 to Schedule 13D filed with the SEC on May 19, 2005 (collectively, the "Prior Schedule 13D").

     The Voting Agreement was terminated by the parties thereto effective September 30, 2005. This Schedule 13D is being filed by Mr. Cash to update the information regarding his ownership interest in the Corporation previously set forth in the Prior Schedule 13. To the extent not otherwise amended or modified in this Schedule 13D, the information set forth in the Prior Schedule 13D is incorporated by reference herein.

ITEM 1.    SECURITY AND ISSUER.

     Common Stock, par value $0.001 per share

ITEM 2.    IDENTITY AND BACKGROUND.

     Mr. Cash is principally occupied in the oil and gas exploration and production industry at the corporation's principal executive offices located at 9520 N. May Avenue, Suite 300, Oklahoma City, Oklahoma 73120. Mr. Cash is a director and the Chief Executive Officer of the Corporation.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As part of the financing of the purchase of the Corporation's shares from Mr. Lamb, Mr. Cash and his wife, Sherrie Cash, issued a promissory note to Mr. Lamb with a principal amount equal to $1 per share for an aggregate amount equal to $2,177,356. The promissory note bears interest at the rate of 6% per annum. The principal amount, together with accrued, unpaid interest, is due and payable on September 30, 2006. The promissory note is secured by collateral as provided in the pledge agreement between Mr. and Mrs. Cash and Mr. Lamb, including 2,121,146 shares of the Corporation's common stock owned by Mr. and Mrs. Cash. Personal funds were used by Mr. Cash for the remaining balance of the purchase price for the shares.


ITEM 4.    PURPOSE OF TRANSACTION.

     Quest Resource Corporation (the "Corporation"), Douglas L. Lamb and Jerry
D. Cash are parties to that certain Voting Agreement for Shares of Stock of Quest Resource Corporation, dated as of November 7, 2002 (the "Voting Agreement"). The Voting Agreement was terminated by the parties thereto effective September 30, 2005. Mr. Lamb resigned as a director and the president of the Corporation, effective October 7, 2005. Mr. Cash purchased from Mr. Lamb, his wife, Marsha K .Lamb, and The Lamb Family Limited Partnership, 2,177,356 shares of the Corporation's common stock that were owned by Mr. Lamb, Ms. Lamb and The Lamb Family Limited Partnership on September 30, 2005 for $3 per share in a private transaction.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

       (a) The aggregate number and percentage of the Corporation's common stock deemed to be beneficially owned by each of the reporting persons is described on the cover page, subject to the limitations described in the
Schedule 13D. The percentages are based on information supplied by the Corporation that it has 16,995,549 shares of common stock outstanding as of August 15, 2005.

       (b) The aggregate number and percentage of the common stock as to which each of the reporting persons has sole voting power, shared voting power, sole dispositive power, and shared dispositive power is described on the cover page, subject to the limitations described in the Schedule 13D. The percentages are based on information supplied by the Corporation that it has 16,995,549 shares of Common Stock outstanding as of August 15, 2005.

     (c) Mr. Cash purchased from Mr. Lamb, his wife, Marsha K. Lamb, and The Lamb Family Limited Partnership, 2,177,356 shares of the Corporation's common stock that were owned by Mr. Lamb, Ms. Lamb and The Lamb Family Limited Partnership on September 30, 2005 for $3 per share in a private transaction. Also on September 30, 2005, Mr. Cash sold 1,138,678 shares of the Corporations's common stock for $3 per share in a private transaction.

       (d) N/A

       (e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     As part of the financing of the purchase of the Corporation's shares from Mr. Lamb, Mr. Cash and his wife, Sherrie Cash, issued a promissory note to Mr. Lamb with a principal amount equal to $1 per share for an aggregate amount equal to $2,177,356. The promissory note bears interest at the rate of 6% per annum. The principal amount, together with accrued, unpaid interest, is due and payable on September 30, 2006. The promissory note is secured by collateral as provided in the pledge agreement between Mr. and Mrs. Cash and Mr. Lamb, including 2,121,146 shares of the Corporation's common stock owned by Mr. and Mrs. Cash.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1. Promissory Note, dated September 30, 2005, issued by Jerry D. Cash for the benefit of Douglas L. Lamb

     2. Pledge Agreement, dated September 30, 2005, by and among Jerry D. Cash, Sherrie Cash, and Douglas L. Lamb

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      October 10, 2005               /s/ Jerry D. Cash
                                    -----------------------------------------
                                    Jerry D. Cash